X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

03 JUL 10 AM 7:21



DELIVERED BY MAIL

July 2, 2003

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549
USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Enclosed, please find the most recent news release for X-Cal Resources Ltd., which is dated July 2, 2003.

Sincerely,
X-CAL RESOURCES LTD.

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Karen McNair.
/km

encl

dlw 7/11

X-Cal Resources Ltd.

TSX/XCL **July 2, 2003**

News Release

REPORT ON WEST WOOD AREA DRILLING AT SLEEPER

X-Cal's 2003 exploration program at the Sleeper Project, located in Humboldt County, Nevada, is testing a variety of targets throughout the 30 square mile property. The following drill results are from one of the target areas known as West Wood.

Four vertical holes have been completed in the West Wood area of the Sleeper Mine site during the 2003-drilling program: WW-01-03 to WW-04-03 (see attached map). The previous drill holes in this portion of the property were angle holes. The objectives of the program were to test the vertical extent of known Au mineralization in the area and better define the controls on mineralization. Significant gold mineralization was encountered in all holes. The West Wood area is a zone of hydrothermal breccia and veining over a current strike length of at least 600 feet (180m), located just southwest of the main open pit at the Sleeper Mine. The zone is open along strike in each direction. Controls on mineralization in this area appear to be a combination of "Sleeper-like" north striking, west dipping, structural zones and north-northwest striking, east dipping, structural zones along the western edge of a graben.

Hole WW-01-03, reported previously in release dated April 22, 2003, encountered two mineralized zones approximately 200 feet vertically above the intercepts in previous angle holes across the zone. The two intercepts are 0.092 opt Au (3.16 gpt) over 25 feet from 645' to 670' and 0.213 opt Au (7.31 gpt) over 65 feet from 745' to 810', including five-foot intervals grading 0.518 opt Au (17.75 gpt) and 0.607 opt Au (20.8 gpt). Both zones are characterized by hydrothermal breccia with strong silica and pyrite mineralization and the presence of free gold. The true width of the second zone is estimated at 50 feet. Follow-up drilling is required to verify its orientation.

A third intercept, deep in WW-01-03, reported on April 22, 2003, indicates a possible new horizon 1000' (300m) below Sleeper Pit. The zone is present from 1400 feet to 1648 feet and averages 0.016 opt Au (0.55 gpt) over the entire 248 feet. The final 15' of the zone contained blue-colored silica that has been described previously with Sleeper mineralization.

WW-02-03 encountered gold mineralization from 755 feet to 785 feet; with a 30 foot intercept averaging 0.443 opt Au (15.30 gpt), including one five-foot sample grading 2.38 opt Au (81.70gpt). This zone is characterized by hydrothermal breccia with strong silica, banded quartz veining and strong pyrite. The true width of the zone, at this location, is estimated at 15 feet.

WW-03-03 confirmed mineralization located in a previous angle hole and intersected 35 feet averaging 0.106 opt Au (3.64 gpt) from 640 to 675 feet including 20 feet of 0.143 opt (4.83 gpt). In addition to the gold, one five-foot sample contained 4.5 opt Ag (154.5 gpt). The zone is related to a hydrothermal breccia in rhyolite porphyry and water-lain tuff with associated silica and sericite alteration and quartz and sulfide mineralization. True width of the zone, in this location, is estimated at 25 feet.

- Hole WW-04-03 is the northernmost vertical hole drilled in this area and contains the longest intercept along the zone of gold mineralization. The intercept is 185 feet averaging 0.128 opt Au (4.40 gpt) from 710' to 895' including 45 feet averaging 0.28 opt Au (9.57 gpt) from 810' to 855'. The mineralization is related to hydrothermal brecciation in rhyolite porphyry and lithic tuff with silica alteration and pyrite and stibnite mineralization. The estimated true width of the zone, in this location, is 50 feet. This intercept supports the interpretation of possible disseminated gold mineralization along and below a rhyolite/intermediate volcanic contact.

X-Cal Resources Ltd – Sleeper Gold Project
West Wood Area - 2003 Drilling Summary
Significant Mineralized Zones

Drill hole		from_ft		to_ft	length	Au_opt	Au_gpt
• WW-01-03		645	-	670	25 ft	0.092	3.16
WW-01-03		745	-	810	65 ft	0.213	7.31
Including 5' intervals grading 0.518 opt Au (17.75 gpt) and 0.607 opt Au (20.8 gpt).							
• WW-02-03		650	-	665	15 ft	0.156	5.36
WW-02-03		755	-	785	30 ft	0.446	15.30
Including one 5' interval grading 2.38 opt Au (15.30 gpt).							
• WW-03-03		640	-	675	35 ft	0.106	3.64
	including	650	-	670	20 ft	0.143	4.88
• WW-04-03		710	-	895	185 ft	0.128	4.40
	including	810	-	855	45 ft	0.279	9.57
WW-04-03		910	-	925	15 ft	0.152	5.21

The four new holes at West Wood have confirmed at least a 600' strike length (180m) of mineralization in the area. Geological modeling of the gold mineralization found in the West Wood is ongoing. (24 holes have been drilled in this area to date.) The West Wood Zone has untested potential to develop gold ores laterally and at depth. Exploration drilling to the north along the West Wood vein and breccia zone is recommended.

Current exploration drilling is testing other targets in the gold district where coincident magnetic and IP anomalies show signatures similar to Sleeper.

This release has been prepared by Sleeper Exploration team coordinator Keith Blair MSc and Richard Redfern MSc who is a qualified person as defined by NI-43-101. Samples from drilling including, quality control standards are sent to ALS Chemex Laboratories in Reno, Nevada and Vancouver, B.C. for assay.

• • • • • • •

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*



X-Cal Resources Ltd. - Sleeper Gold Project
2003 West Wood Drilling
410,000
413,000
411,000
412,000
4,579,000
4,578,000
4,577,000
4,576,000
4,575,000
N
W
E
S
411600
411700
4575500
4575400
WW-04-03
WW-03-03
WW-02-03
WW-01-03
Wood Pit
0
25
50
100
Meters
Franklin Well
Heap Leach
Sleeper North
Bedrock Casino
Sleeper Pit
Sleeper West
Sleeper East
West Wood
Office Pit
Wood Pit
Chicken Track
Sleeper South
0
500
1,000
2,000
Meters

X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

03 JUL 10 AM 7:21

DELIVERED BY MAIL

July 3, 2003

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549
USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Enclosed, please find the most recent news release for X-Cal Resources Ltd., which is dated July 3, 2003.

Sincerely,
X-CAL RESOURCES LTD.



Karen McNair.
/km

encl

X-Cal Resources Ltd.

TSX/XCL **July 3, 2003**

News Release

EXPLORATION AT SLEEPER CONTINUES/OPTION EXERCISE RECOMMENDED

X-Cal Resources Ltd. has received memos from senior members of the Sleeper Exploration Team; Dr. Ken Snyder and Larry Kornze, P.Eng, recommending continued exploration of the Sleeper Gold District, located in Humboldt County, Nevada. The memos express a positive view of the potential of the property. X-Cal has allocated US$ 1,000,000 of treasury funds to continuing exploration.

X-Cal Resources Ltd. controls significant claims interests in the Sleeper Gold District, both independently and through ownership of the Sleeper Mining Co., LLC. (The Sleeper Mining Co., LLC holds claims for X-Cal Resources Ltd. and Kinross Gold Corp. in the Sleeper District.)

X-Cal has the right to acquire the Kinross interest in the Sleeper Mining Co., LLC until December 30, 2003 and has made various payments towards exercise (purchase of a bonding and insurance asset by X-Cal and some reimbursement of the expense to Kinross are the remaining steps to ownership of the Sleeper Mining Co., LLC for X-Cal).

The management of X-Cal recommends that the option exercise should be completed. The claims held independently by X-Cal should be combined with the Sleeper Mining Co., LLC, after exercise, thereby achieving consolidation of the Sleeper Gold District. The Company plans to pursue this objective.

•••••••

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*